                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2     )*
                                          ---------

                      POLICY MANAGEMENT SYSTEMS CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    731108106
           --------------------------------------------------------
                                 (CUSIP Number)
             Government of Singapore Investment Corporation Pte Ltd
                250 North Bridge Road #38-00, Raffles City Tower
            Singapore 179101     Attn: Ms Seah Wan Hoon(Tel:3308661)
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    2 Aug 96
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 731108106                                        Page 2   of 10  Pages
          ---------                                            ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Government of Singapore Investment Corporation Pte Ltd
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
          OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Singapore
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              Nil
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              1,541,710
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              Nil
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              1,541,710
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         1,541,710
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         8.23%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                         OO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 731108106                                        Page  3   of 10
          ---------                                             ---     ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Government of Singapore
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
          OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Singapore
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              Nil
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              1,156,510
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              Nil
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              1,156,510
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         1,156,510
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         6.17%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                         OO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 731108106                                        Page  4   of 10
          ---------                                             ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Monetary Authority of Singapore
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
          OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Singapore
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              Nil
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              325,900
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              Nil
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              325,900
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         325,900
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         1.74%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                         OO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 731108106                                        Page  5  of 10  Pages
          ---------                                             ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Board of Commissioners of Currency, Singapore
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
          OO
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          Singapore
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              Nil
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              59,300
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              Nil
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              59,300
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                         59,300
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                         0.32%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
                         OO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  6  of 10  Pages


ITEM 1.  SECURITY AND ISSUER

Security       Policy Management                       Common Stock
               Corporation

Address        One PMS Center
               P.O. Box 10
               Columbia, SC 29202

ITEM 2.  IDENTITY AND BACKGROUND

(a) Government of Singapore Investment Corporation Pte Ltd a government agency

(b)  250 North Bridge Road
     #38-00 Raffles City Tower
     Singapore 179101

(c)  Investment Manager

(d)  N.A.

(e)  N.A.

(f)  N.A.

II
(a)  Government of Singapore

(b)  c/o Government of Singapore Investment Corporation Pte Ltd
     250 North Bridge Road
     #38-00 Raffles City Tower
     Singapore 179101

(c)  Government

(d)  N.A.

(e)  N.A.

(f)  N.A.

III
(a)  Monetary Authority of Singapore

(b)  c/o Government of Singapore Investment Corporation Pte Ltd
     250 North Bridge Road
     #38-00 Raffles City Tower
     Singapore 179101

(c)  Central Bank

(d)  N.A.

(e)  N.A.

(f)  N.A.

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                                                                    Page 7 of 10


IV
(a)  Board of Commissioners of Currency, Singapore

(b)  c/o Government of Singapore Investment Corporation Pte Ltd
     250 North Bridge Road
     #38-00 Raffles City Tower
     Singapore 179101

(c)  Currency Board

(d)  N.A.

(e)  N.A.

(f)  N.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Source of Funds:    Foreign Reserves
Amount:             USD63,198,885.75

ITEM 4.  PURPOSE OF TRANSACTION

Purpose of Acquisition: Investment

None of the reporting persons (nor any of its executive officers or directors, controlling persons or any executive officer or director of any such controlling person) has any plans or proposals relating to paragraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)    The aggregate number of shares and percentage of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

                                    No. of Shares       Power to Vote            Power to Dispose
                                     Beneficially
Person                                  Owned        Sole(1)   Shared(1)        Sole(1)  Shared(1)
- ------                              -------------    -------   ---------        -------  ---------
Government of Singapore               1,541,710         0      1,541,710          0      1,541,710
Investment Corporation Pte Ltd

Government of Singapore               1,156,510         0      1,156,510          0      1,156,510

Monetary Authority of Singapore         325,900         0        325,900          0        325,900

Board of Commissioners of                59,300         0         59,300          0         59,300
Currency, Singapore

Total(2)
(all Reporting Persons)               1,541,710         0      1,541,710          0      1,541,710

- --------------------------------------
(1) The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 1,156,510 shares of Common Stock beneficially owned by it with the Government of Singapore, shares power to vote and power to dispose of the 325,900 shares of Common Stock beneficially owned by it with the Monetary Authority of Singapore and shares power to vote and power to dispose of the 59,300 shares of Common Stock beneficially owned by it with the Board of Commissioners of Currency, Singapore.

(2)  The reporting persons disclaim membership in a group.

(c)  The following transactions were effected during the past 60 days:

     TRADE DATE               QUANTITY                      UNIT PRICE

Government of Singapore Investment Corporation Pte Ltd
- -----------------------------------------------------

     Nil

Government of Singapore
- -----------------------

     20.06.96         BOT                              3,100         53.875
     24.06.96         BOT                              1,100         52.125
     03.07.96         BOT                              4,000         49.300
     05.07.96         BOT                              1,000         49.050
     08.07.96         BOT                             15,000         47.675
     08.07.96         BOT                             52,000         47.750
     09.07.96         BOT                             18,000         47.750
     10.07.96         BOT                             34,000         47.644
     11.07.96         BOT                             50,000         46.677
     12.07.96         BOT                              3,500         46.500
     16.07.96         BOT                              1,000         43.750
     22.07.96         BOT                              3,500         44.000
     30.07.96         BOT                             10,200         37.796
     02.08/96         BOT                             14,800         38.435
     05.08/96         BOT                             11,600         38.300
     06.08/96         BOT                              2,500         37.675

Monetary Authority of Singapore
- -------------------------------

     02.07.96         BOT                              2,900         59.500
     08.07.96         BOT                             20,000         47.750
     09.07.96         BOT                              4,000         47.750
     10.07.96         BOT                              9,000         47.644
     11.07.96         BOT                             12,000         46.677
     12.07.96         BOT                              1,500         46.500
     22.07.96         BOT                                600         44.000
     29.07.96         BOT                              5,900         41.500
     30.07.96         BOT                              6,900         37.796

Board of Commissioners of Currency, Singapore
- ---------------------------------------------


     20.06.96        SOLD                              3,100         53.875
     24.06.96        SOLD                              1,100         52.125
     08.07.96         BOT                              3,000         47.750
     09.07.96         BOT                              3,000         47.750
     10.07.96         BOT                              1,100         47.644
     11.07.96         BOT                              4,100         46.677

(d)  N.A.

(e)  N.A.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     N.A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1.   Power of Attorney of Government of Singapore dated 1 Sep 93.

2.   Power of Attorney of Monetary Authority of Singapore dated 14 Aug 93.

3. Power of Attorney of Board of Commissioners of Currency, Singapore dated 16 Aug 94.





SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 22, 1996                    Government of Singapore Investment
- ---------------                    Corporation Pte Ltd
     Date


                                   by /s/ Seah Wan Hoon
                                     ---------------------------------
                                        Senior Officer

                                   Government of Singapore
                                   by Government of Singapore Investment
                                   Corporation Pte Ltd, its attorney-in-fact


                                   by /s/ Seah Wan Hoon
                                     ---------------------------------
                                        Senior Officer

                                   Monetary Authority of Singapore
                                   by Government of Singapore Investment
                                   Corporation Pte Ltd, its attorney-in-fact


                                   by /s/ Seah Wan Hoon
                                     ---------------------------------
                                        Senior Officer

                                   Board of Commissioners of Currency, Singapore by Government of Singapore Investment Corporation Pte Ltd, its attorney-in-fact by /s/ Seah Wan Hoon
                                     ---------------------------------
                                        Senior Officer

                                  EXHIBIT INDEX


Exhibit No.         Name of Exhibit                              Page No.
- -----------         ---------------                              --------

        1           Power of Attorney executed by Government of     -
                    Singapore dated 1 Sep 93 (*)

        2           Power of Attorney executed by Monetary          -
                    Authority of Singapore dated 14 Aug 93 (*)

        3           Power of Attorney executed by Board of          -
                    Commissioners of Currency, Singapore dated
                    16 Aug 94 (+)

         * Incorporated by reference to Reporting Persons' filing with the Securities and Exchange Commission on Schedule 13D with respect to the issue on 15 Oct 93.

         + Incorporated by reference to Reporting Persons' filing with the Securities and Exchange Commission on Schedule 13D with respect to the issue on 5 Oct 94.